UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 523rd MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON APRIL 27, 2026

1. DATE, TIME AND VENUE: On April 27, 2026, at 03:00 p.m. (São Paulo local time), held remotely, as provided for in Article 19, paragraph 1, of the Internal Regulations of the Board of Directors and the Technical and Consultant Committees ("Regulations") of Telefônica Brasil S.A. ("Company").

2. CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Board of Directors of the Company, who subscribe to these minutes, establishing, therefore, quorum according to Article 15, Paragraph 2 of the Company’s Regulations for instating the meeting. The Company's General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Appointment of a Member of the Company’s Board of Directors: The appointment of Ms. María Cristina Rotondo Urcola, a Spanish citizen, divorced, economist, holder of Passport No. PAD727644, residing and domiciled in the city of Madrid, Spain, with a professional address at Calle Clavileño No. 65, Madrid, Spain, 28002, was approved for the position of member of the Company’s Board of Directors. The new Board Member was appointed by the remaining members of the Company’s Board of Directors, pursuant to Article 150 of Law No. 6,404/1976 (the Brazilian Corporation Law), and shall serve until the Company’s next General Meeting of Shareholders, at which time her appointment shall be submitted for ratification, in accordance with such law, for a term corresponding to the remaining term of office of the other Board Members, which shall expire on the date of the Ordinary General Meeting to be held in 2028.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 523rd MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON APRIL 27, 2026

The Board Member hereby appointed declared that she is not subject to any legal impediments to the exercise of the position to which she was appointed and that is able to execute the statement of non-impediment referred to in Article 147 of the Brazilian Corporation Law and CVM Resolution No. 80/2022 (“RCVM 80”). The Board Member shall be vested in her position upon execution of the respective Term of Office and the Statement of Non-Impediment, which shall be signed on the relevant date and filed at the Company’s head office.

This Board acknowledges receipt of the statement of independence of the appointed Board Member, executed in accordance with the terms set forth in RCVM 80, through which it was verified that Ms. María Cristina Rotondo Urcola meets the independence criteria established under such regulation. Said document shall be kept on file at the Company’s head office.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, April 27, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 523rd Meeting of the Board of Directors of Telefônica Brasil S.A., held on April 27, 2026, drawn up in the Company’s book. This is a free English translation.

______________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 27, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director